July 17, 2012

Via EDGAR and Overnight Delivery

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TripAdvisor, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 1-35362

Dear Ms. Blye:

Set forth below are the responses of TripAdvisor, Inc. (the “Company” or “TripAdvisor”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated June 15, 2012, with respect to the filing referenced above (the “Comment Letter”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

General

1.	We note that your website enables visitors to book flights to and from Iran, Sudan, and Syria. Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements. Your response should describe any products or services that you have provided into Iran, Sudan, and Syria, or to people visiting those countries, and any agreements, arrangements, or other contacts you have had with the governments of Iran, Sudan, and Syria or entities those governments own or control.

Response: TripAdvisor operates a content-rich information website that serves as a travel research resource or ‘travel community’ for its visitors. The TripAdvisor website aggregates user-generated reviews, photos, videos and other content about destinations, accommodations, restaurants and activities that visitors to the TripAdvisor website can search, view and contribute to as part of their TripAdvisor experience. None of these activities by visitors (including reading and writing reviews or posting photos or videos) generate revenues for TripAdvisor. Rather, the website is supported by an advertising business model, allowing users to freely access this information. Historically, TripAdvisor has derived substantially all of its revenue from the sale of advertising, primarily through click-based advertising, and to a lesser extent, display-based advertising.

As noted in the Staff’s Comment Letter, the Company does provide certain travel information and services to or relating to Iran, Sudan, and Syria. These include hosting user-generated reviews pertaining to hotels and restaurants in these countries, community forums in which users can share their travel experiences, display- and subscription-based advertising products, the capability for hotel and restaurant owners to track and respond to user reviews and comments, and linking to third-party travel-service providers where users may book flights and arrange in-country lodging, including to/in Iran, Sudan, and Syria. We note that the TripAdvisor website does not itself enable users to book flights to/from these countries.

The Company believes that its provision of information and services in respect of these three countries — including the TripAdvisor website’s facilitation of travel to/from these countries — is covered by exemptions to the applicable sanctions, as administered by the Office of Foreign Assets Control. These include exemptions (a) covering First Amendment-protected free speech and authorizing the importation and exportation to/from each of these countries of “information and informational materials,”1 and (b) broadly authorizing the “arrangement or facilitation of travel” “to or from any country,” as well as all transactions “ordinarily incident to travel to or from any country.”2

The Company, which closely monitors the sanctions against Iran, Sudan, Syria, and other countries to ensure regulatory compliance and to provide travel advisory warnings when appropriate, anticipates that it will continue to rely upon these exemptions so long as they are available under U.S. law.

The Company does not have any business operations, subsidiaries, affiliated entities or employees in Iran, Sudan or Syria. TripAdvisor has never had any form of agreement, arrangement, or other form of contact with the governments of Iran, Sudan, or Syria, or, to its knowledge, entities those governments control.

[1]	31 C.F.R. § 560.210(c) (Iran: exempting importation and exportation of information and informational materials); § 538.212(c) (Sudan); § 542.206(b) (Syria).

[2]	31 C.F.R. § 560.210(d) (Iran: “The prohibitions contained in this part do not apply to transactions ordinarily incident to travel to or from any country, including importation of accompanied baggage for personal use, maintenance within any country including payment of living expenses and acquisition of goods or services for personal use, and arrangement or facilitation of such travel including nonscheduled air, sea, or land voyages. This exemption extends to transactions with Iranian carriers and those involving group tours and payments in Iran made for transactions directly incident to travel.”); § 538.212(d) (same for Sudan); § 542.206(c) (same for Syria).

2.	Please discuss the materiality of any contacts with Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran, Sudan, and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria.

Response: The Company does not believe that the limited contacts with respect to Iran, Sudan and Syria described in response to the foregoing comment are material in quantitative or qualitative terms, nor does the Company believe that such limited contacts present a material investment risk to its stockholders.

On a quantitative basis, during the last nine months of fiscal year 20103, the full fiscal year 2011 and fiscal year 2012 to date, the Company’s revenues, assets and liabilities associated in any way with Iran, Sudan and Syria were immaterial. During those periods, there were no assets or liabilities associated with Iran, Sudan and Syria. The Company’s largest sources of revenue, generally and also with respect to these three countries, is the advertising revenue generated when a user of the TripAdvisor website clicks through to a third-party site to consult hotel availability or book a flight, which, as explained in response to Comment No. 1 above, is lawful under the existing sanctions laws. We note that even in the aggregate, the Company’s revenue associated in any respect with these three countries is de minimis. For instance, the Company’s aggregate revenue in 2011 associated with these countries was less than $54,000, against consolidated revenues of more than $637 million. From April through December 2010, the figure is similarly immaterial, at approximately $58,000 against consolidated revenues of more than $484 million. And for the first quarter of 2012, the Company associates just $5,143 of revenue with these three countries, as against consolidated revenues of more than $183 million. As a result, on an aggregate basis, the Company’s business associated in any way with Iran,

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We note that data analysis at the level of geographic specificity requested by the Staff for periods prior to April 2010 could not be accomplished within the timeframe contemplated by the Comment Letter without considerable effort and expense. As such, the data presented for fiscal year 2010 represent only the nine months beginning on April 1, 2010 and ending on December 31, 2010. The Company believes that data from periods prior to April 2010 are substantially similar in terms of materiality.

Sudan and Syria accounted for approximately 0.012%, 0.008% and 0.003% of its total revenue during the last nine months of fiscal year 2010, the full fiscal year 2011 and fiscal year 2012 to date, respectively. Furthermore, the Company does not have any present intention to expand its business activities in any of these countries and, therefore, does not expect its contacts with these countries to have any future material impact to its business, financial condition or results of operations.

On a qualitative basis, the Company does not believe that a reasonable person would consider its limited business related to Iran, Sudan and Syria to have a material impact on making an investment decision regarding the Company’s securities. To its knowledge, the Company has not received any investor inquiries about its limited contacts with respect to these countries. Further, given the limited nature of the Company’s contacts, the Company does not believe that it would be impacted by the divestment and similar initiatives mentioned in the Staff’s comment or that its limited contacts will materially impact the Company’s reputation or share value.

*        *        *

In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments concerning this response, or if you require additional information, please contact the undersigned at (617) 795-7943.

Sincerely,

/s/ Suzanne Filippi

Suzanne Filippi

Senior Corporate Counsel and Assistant Secretary

cc:	Pradip Bhaumik, Securities and Exchange Commission

Stephen Kaufer, TripAdvisor, Inc.

Seth Kalvert, TripAdvisor, Inc.

Richard Matheny, Goodwin Procter LLP

Michael Minahan, Goodwin Procter LLP

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